Exhibit 99.5

No. S ☐ 248035
Vancouver Registry

In the Supreme Court of British Columbia

MATTER F SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD.,
1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD. AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

ORDER MADE AFTER APPLICATION (INTERIM ORDER)

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BEFORE	) ASSOCIATE JUDGE fb.lLRw i4t	) 22/NOV/2024
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ON THE APPLICATION of the Petitioner, WBM Capital Corp. (the “Company”) coming on for hearing on November 22, 2024, without notice, for an Interim Order pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with a proposed arrangement (the “Arrangement”) between the Company, 1507651 B.C. Ltd. (“651”), 1507652 B.C. Ltd. (“652”), 1507653 B.C. Ltd. (“653”), 1507655 B.C. Ltd. (“655”) 1510450 B.C. Ltd. (“450”), 1510441 B.C. Ltd. (“441”) and 1510435 B.C. Ltd. (“435”) to be effected on the terms and subject to the conditions set out in a plan of arrangement (the “Plan of Arrangement”);

AND ON HEARING Laura C. Morrison, counsel for the Petitioner, and upon reading the Petition to the Court herein and the Affidavit #1 of Carlo Rigillo sworn on November 18, 2024 (the “Supporting Affidavit”);

AND UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) as a basis for an exemption from the registration requirements thereof with respect to the issuance and exchange of securities under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS THAT:

1.	The Petitioner may seek the approval by written consent of an arrangement resolution from Triforce Ventures, SA (“Triforce”), the sole shareholder of the Company, (the “Resolution”) authorizing, approving and adopting, with or without amendment, an arrangement (the “Arrangement”) and the plan of arrangement implementing the Arrangement (the “Plan of Arrangement”) substantially in the form attached as Schedule “D” to Exhibit 11811 of the Supporting Affidavit.

2.	Any requirement to give notice of or conduct a shareholder meeting under the BCBCA or applicable securities law is hereby waived.

3.	The Petitioner is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement among the Company, 651, 652, 653, 655, 450, 441, 435 dated November 18, 2024 (the “Arrangement Agreement’’), such amendments, _revisions or supplements to the Arrangement Agreement, Arrangement or Plan of Arrangement, as it may determine.

4.	Subject to the terms of the Arrangement Agreement, unless the directors of the Petitioner by resolution determine to abandon the Arrangement, upon the approval of the Resolution by Triforce, the Petitioner may apply to this Court for a Final Order pursuant to section 291(4)(a) of the BCBCA approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein.

5.	The hearing of the Petition for the Final Order (the “Petition”) is set down for hearing before the presiding Judge in Chambers at the courthouse at 800 Smithe Street, Vancouver, British Columbia, on December 12, 2024 at 9:45 a.m., or at such date and time as this Court may direct.

6.	The form of Notice of Petition attached to this Order as Schedule “A” is hereby approved as the form of notice of these proceedings.

7.	The shareholders of the Company or any other interested party seeking to appear and make submissions at the hearing of the application for the Final Order shall file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, together with a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

Edwards, Kenny and Bray LLP
1900 - 1040 West Georgia Street
Vancouver, BC V6E 4H3
Attention: Laura C. Morrison

by or before 4:00 p.m. (Vancouver time) on December 9, 2024, or as the Court may otherwise direct.

. 8.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for the Petitioner and persons who have delivered a Response in accordance with this Interim Order.

9.	The Notice of Petition, this Interim Order, the Management Information Circular, and the Arrangement Agreement, will be sent to the shareholders of the Company by email transmission within one business day of the granting of this Interim Order.

10.	Sending the Notice of Petition and this Interim Order in accordance with paragraph 9 shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed is dispensed with.

11.	If the hearing of the Petition is adjourned, only those persons who have filed and delivered a Response in accordance with this Order need to be served by email with notice of the adjourned date and any filed materials.

12.	The Petitioner shall be entitled, at any time, to apply to vary this Order.

13.	The Petitioner shall have liberty to apply for such further orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for WBM Capital Corp. Laura C. Morrison

By the Court.

Registrar

SCHEDULE A TO INTERIM ORDER

FORM OF NOTICE OF PETITION

No. SE 248035

Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD.,
1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD.AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

NOTICE OF PETITION

To:	The holders (the “Company Shareholders”) of outstanding common shares of WBM Capital Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by the Petitioner in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”) pursuant to the Business Corporations Act, S.B.C. 2002, c.57, as amended (the “BCBCA”).

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application pronounced by Associate Judge______________ on November 22, 2024 the Court has given directions for approval of the Arrangement by way of unanimous written consent to an arrangement resolution (the “Resolution”) by Triforce Ventures, SA, as the sole shareholder of the Company.

AND NOTICE IS FURTHER GIVEN that if the Resolution is approved by the Company Shareholders, the Petitioner intends to apply to the Court for a final order approving the Arrangement and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable (the “Final Order”), which application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on December 12, 2024 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct (the “Final Application”).

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is substantively and procedurally fair and reasonable to the Company Shareholders will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof with respect to the issuance and exchange of such securities under the proposed Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the Final Application, but only if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, and delivered a copy of the filed Response, together with all affidavits and other material upon which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submission, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on December 9, 2024:

The Petitioner’s address for delivery is:

Edwards, Kenny and Bray LLP
1900 - 1040 West Georgia Street

Vancouver, BC V6E 4H3

Attention: Laura C. Morrison

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend, either in person or by counsel, at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Company Shareholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Company Shareholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Estimated time required: 10 minutes

This matter is not within the jurisdiction of an Associate Judge.

Date: November 22, 2024

Signature of lawyer for WBM Capital Corp.
Laura C. Morrison

No. SE 248035

Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD.,

1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD. AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

[42271.002]

Laura C. Morrison

Edwards, Kenny & Bray LLP

Barristers and Solicitors

1900 - 1040 West Georgia Street

Vancouver, BC V6E 4H3

Tel: 604.689.1811

Fax: 604.689.5177

[LCM]

Agents: Dye & Durham